UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MUBARAK, FARES
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Engineering
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/02/98    M        547           A  $10.6250                    D  Direct
Common Stock                                  12/02/98    S        547           D  $17.9375                    D  Direct
Common Stock                                  12/02/98    M        781           A  $10.6250                    D  Direct
Common Stock                                  12/02/98    S        781           D  $17.9375                    D  Direct
Common Stock                                  12/02/98    M        469           A  $7.6300                     D  Direct
Common Stock                                  12/02/98    S        469           D  $17.9375                    D  Direct
Common Stock                                  12/02/98    M        1,200         A  $7.6300                     D  Direct
Common Stock                                  12/02/98    S        1,200         D  $17.9375                    D  Direct
Common Stock                                  12/02/98    S        2,451         D  $17.6250                    D  Direct
Common Stock                                  12/04/98    M        11,404        A  $11.1250                    D  Direct
Common Stock                                  12/04/98    S        11,404        D  $19.6260                    D  Direct
Common Stock                                  12/04/98    M        1,193         A  $11.1250                    D  Direct
Common Stock                                  12/04/98    S        1,193         D  $19.6260     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $7.6300         12/02/98       M                          469              (1)          07/26/04
to buy)
Incentive Stock Option (right  $7.6300         12/02/98       M                          1,200            (1)          07/26/04
to buy)
Incentive Stock Option (right  $10.0625        07/28/98       A     V   9,937                             08/01/02 (2) 07/28/08
to buy)
Incentive Stock Option (right  $10.6250        12/02/98       M                          547              (3)          01/05/06
to buy)
Incentive Stock Option (right  $10.6250        12/02/98       M                          781              (3)          01/05/06
to buy)
Incentive Stock Option (right  $11.1250        01/09/98       A     V   1,379                                          01/09/08
to buy)
Incentive Stock Option (right  $11.1250        12/04/98       M                          1,193                         01/09/08
to buy)
Incentive Stock Option (right  $14.8750                                                                                07/17/06
to buy)
Incentive Stock Option (right  $15.0000                                                                   05/01/96     03/01/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Incentive Stock Option (right  $22.3750                                                                                12/20/06
to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   15,063                            08/01/02 (2) 07/28/08
(right to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   18,679                            12/31/99 (4) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250        01/09/98       A     V   44,921                                         01/09/08
(right to buy)
Non-Qualified Stock Option     $11.1250        12/04/98       M                          11,404                        01/09/08
(right to buy)
Non-Qualified Stock Option     $11.8750        01/23/98       A     V   25,024                                         01/23/08
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   08/01/01     07/03/07
(right to buy)
Non-Qualified Stock Option     $22.3750                                                                                12/20/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/02/98  Common Stock                   469           $17.9375                  D   Direct
to buy)
Incentive Stock Option (right  12/02/98  Common Stock                   1,200         $17.9375    0             D   Direct
to buy)
Incentive Stock Option (right  07/28/98  Common Stock                   9,937                     9,937         D   Direct
to buy)
Incentive Stock Option (right  12/02/98  Common Stock                   547           $19.6260                  D   Direct
to buy)
Incentive Stock Option (right  12/02/98  Common Stock                   781           $17.9375    3,079         D   Direct
to buy)
Incentive Stock Option (right  01/09/98  Common Stock                   1,379                                   D   Direct
to buy)
Incentive Stock Option (right  12/04/98  Common Stock                   1,193         $19.6260    186           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   12,600                    12,600        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,000                     2,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,679                     5,679         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,079                     4,079         D   Direct
to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   15,063                                  D   Direct
(right to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   18,679                    33,742        D   Direct
(right to buy)
Non-Qualified Stock Option     01/09/98  Common Stock                   44,921                                  D   Direct
(right to buy)
Non-Qualified Stock Option     12/04/98  Common Stock                   11,404        $17.8750    33,517        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/98  Common Stock                   25,024                    25,024        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,321                     2,321         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   921                       921           D   Direct
(right to buy)

Explanation of Responses:

(1)
Option for 1,200 shares becomes 100% exercisable on 8/1/98.  Option for 469 shares vests and is exercisable as to 281 shares on
8/1/97, and 47 shares each on 11/1/97, 2/1/98, 5/1/98 and 8/1/98.
(2)
Option becomes 100% exercisable on 8/1/2002
(3)
Option for 2,500 shares becomes 100% exercisable on 8/1/99.  Option for 1,250 shares is exercisable at 12.5% per quarter with vesting commencing on 8/1/97.  Option for 657 shares is exercisable as to 109 shares per quarter with vesting commencing on 8/1/97.
(4)
Option begins vesting 12/31/98 and is exercisable quarterly as to 6,250 shares in 1999 and 2000, and 6,179 shares in 2001.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ MUBARAK, FARES
DATE 01/08/99